FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

**CARBON REDUCTION CAPITAL, LLC**
**(D/B/A CRC-IB)**

**JANUARY 31, 2026**

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

TABLE OF CONTENTS

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___02/01/2025___ AND ENDING ___01/31/2026___
                                                     MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CARBON REDUCTION CAPITAL, LLC (d/b/a CRC-IB)___

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 220 E. 42ND STREET, 35TH FLOOR
_____
                                        (No. and Street)

 NEW YORK                                        NY                                10017
_____
            (City)                                  (State)                          (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

 TOM HOPKINS                         603-216-8933                    THOMAS.HOPKINS@ACAGLOBAL.COM
_____
(Name)                          (Area Code – Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 CITRIN COOPERMAN & COMPANY, LLP
_____
                    (Name – if individual, state last, first, and middle name)

 50 ROCKEFELLER PLAZA                NEW YORK                NY          10020
_____
(Address)                               (City)                    (State)      (Zip Code)

 11/02/2025                                              2468
_____
(Date of Registration with PCAOB)(if applicable)        (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, ___NICHOLAS KNAPP_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CARBON REDUCTION CAPITAL, LLC_____, as of JANUARY 31_____, 2_026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
SR. MANAGING PARTNER_____

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.202.5107
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
Carbon Reduction Capital, LLC (d/b/a CRC-IB)

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carbon Reduction Capital, LLC (d/b/a CRC-IB) as of January 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carbon Reduction Capital, LLC (d/b/a CRC-IB) as of January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s management. Our responsibility is to express an opinion on Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Carbon Reduction Capital, LLC (d/b/a CRC-IB) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Citrin Cooperman & Company, LLP*

We have served as Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s auditor since 2018.
New York, New York
April 28, 2026

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

STATEMENT OF FINANCIAL CONDITION

January 31, 2026

ASSETS

| | |
|---|---|
| Cash | $ 31,786,987 |
| Accounts receivable, net of allowance for credit losses of $831,250 | 2,018,114 |
| Furniture, equipment and software, net of accumulated depreciation and amortization of $1,106,711 | 276,388 |
| Prepaid expenses and other assets | 1,131,939 |
| Deposit at clearing broker | 100,000 |
| Right of use assets | 1,599,601 |
| TOTAL ASSETS | $ 36,913,029 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Accrued expenses | $ 23,024,820 |
| Accounts payable and other liabilities | 314,556 |
| Lease liabilities | 1,776,557 |
| TOTAL LIABILITIES | 25,115,933 |
| MEMBER'S EQUITY | 11,797,096 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 36,913,029 |

See notes to financial statement

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

NOTES TO FINANCIAL STATEMENT

January 31, 2026

## NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Carbon Reduction Capital, LLC (d/b/a CRC-IB)(the "Company") is headquartered in New York, New York. The Company's primary focus for its customers is to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member organization of the Financial Industry Regulatory Authority ("FINRA").

On January 14, 2026, Canaccord Adams (Delaware) Inc. ("Cannacord Adams") purchased 100% of the Company, thus making the Company a wholly owned subsidiary of Canaccord Adams. There are no changes to the Company's existing management, business operations, or supervisory systems under the new ownership. On March 4, 2026, the Company received correspondence from FINRA granting continuing membership under the new ownership.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted under the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amount. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

Cash segregated under federal regulations is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Cash and Cash Segregated under Federal Regulations (continued)</u>

funds can be used. As of January 31, 2026, cash segregated under federal regulations consisted of a deposit at a clearing broker. The Company considers short-term, interest-bearing investments with initial maturities of three months or less to be cash equivalents. At January 31, 2026, the Company's cash equivalent relates to a highly liquid sweep account of approximately $31,787,000, which is included as cash on the accompanying statement of financial condition.

<u>Accounts Receivable</u>

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The Company assesses collectability by reviewing accounts receivable and its contract assets on a collective basis where similar risk characteristics exist. In determining the amount of the allowance for credit losses, management considers historical collectability and make judgments about the creditworthiness of the pool of customers based on credit evaluations. Current market conditions and reasonable and supportable forecasts of future economic conditions adjust the historical losses to determine the appropriate allowance for credit losses. Uncollectible accounts are written off when all collections efforts have been exhausted.

<u>Financial Instruments – Current Expected Credit Losses</u>

The Company has elected the practical expedient in Accounting Standards Update ("ASU") No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,* which allows the Company, when developing its reasonable and supportable forecasts for current expected credit losses, to assume that conditions existing as of the statement of financial condition date persist throughout the reasonable and supportable forecast period.

Accounts receivable are stated net of an allowance for credit losses. The Company evaluates expected credit losses on accounts receivable on a collective basis where similar risk characteristics exist and on an individual basis when receivables are identified as potentially uncollectible.

The Company has concluded that expected credit losses on its remaining financial assets measured at amortized cost were de minimis based on their short contractual duration, historical collectability, and expected future conditions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company and as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax returns. Accordingly, the Company is not required to take any tax positions, and this financial statement does not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of January 31, 2026, the Company did not have any uncertain tax positions. This determination will always be subject to ongoing reevaluation as facts and circumstances require. As of January 31, 2026, the tax years that remain subject to examination by the federal, state, and local tax jurisdictions under statute of limitations are 2022 and after.

Furniture, Equipment and Software

Furniture, equipment and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expenses as incurred. Depreciation and amortization are determined using the following estimated useful lives:

|  | Years |
|---|---|
| Furniture and Fixtures | 7 |
| Computer Equipment excluding Laptops and Docking Stations | 5 |
| Laptops and Docking Stations | 4 |
| Software | 3 |

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

NOTES TO FINANCIAL STATEMENT

January 31, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Accounting

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* ("ASC 842"). In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 3.32% incremental borrowing rate. ROU assets also exclude lease incentives.

NOTE 3 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to its member. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The measure of segment assets is reported on the statement of financial condition as total assets.

NOTES TO FINANCIAL STATEMENT

January 31, 2026

## NOTE 4 - FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment and software consist of the following as of January 31, 2026:

| | |
|---|---|
| Furniture, equipment and software | $1,383,099 |
| Accumulated depreciation and amortization | (1,106,711) |
| | $276,388 |

## NOTE 5 - COMMITMENTS

The Company has a non-cancelable lease for office space in Connecticut through March 31, 2027. The Company currently has a lease in California through June 30, 2029. The Company has a non-cancelable lease in New York which ends September 30, 2027. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

| Year ending January 31, | Amount |
|---|---|
| 2027 | $905,811 |
| 2028 | 627,515 |
| 2029 | 221,142 |
| 2030 | 94,671 |
| Total undiscounted lease payments | $1,849,139 |
| Less: Imputed interest | 72,582 |
| Total lease liabilities | $1,776,557 |
| Weighted average remaining lease term | 25 months |
| Weighted average discount rate | 3.32% |

## NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company holds substantially all its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, balances in the bank account may exceed the FDIC insured limits. As of January 31, 2026, approximately $31,500,000 was

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

NOTES TO FINANCIAL STATEMENT

January 31, 2026

NOTE 6 - CONCENTRATIONS OF CREDIT RISK (continued)

on deposit in excess of FDIC coverage. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2026, the Company had net capital of $8,370,655 which was $6,802,899 in excess of its required net capital of $1,567,756. The Company's aggregate indebtedness ratio was 280.94%.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees were eligible to participate in Carbon Reduction Capital LLC 401(k) Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary.

NOTE 9 - LITIGATION CONTINGENCIES

From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time the Company is unaware of any legal proceedings pending against the Company. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to January 31, 2026 through April 28, 2026, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement, except as disclosed below.

On March 4 2026, the Company received correspondence from FINRA granting continuing membership under the new ownership of Canaccord Adams. Under the new ownership, the Company continues to operate under the same management and supervisory systems, and within the same lines of business.